United States securities and exchange commission logo





                            February 12, 2024

       Amro Albanna
       Chief Executive Officer
       Aditxt, Inc.
       737 N. Fifth Street, Suite 200
       Richmond, VA 23219

                                                        Re: Aditxt, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 26,
2024
                                                            File No. 333-276588

       Dear Amro Albanna:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Prospectus Summary
       Recent Developments
       Merger Agreement with Evofem Biosciences, Inc., page 7

   1. We note your disclosure stating that, on December 11, 2023, you entered into an
                                                        Agreement and Plan of
merger with Adicure, Inc., a majority owned subsidiary of the
                                                        Company (   Merger Sub
 ) and Evofem Biosciences, Inc. (   Evofem   ), pursuant to which,
                                                        Merger Sub will be
merged into and with Evofem (the    Merger    ), with Evofem surviving
                                                        the Merger as a wholly
owned subsidiary of the Company. Please tell us your
                                                        consideration of
including pro forma financial statements, according to the guidance in
                                                        Rule 11-01(d) of
Regulation S-X, and financial statements of Evofem, according to the guidance in Rule 3-05
of Regulation S-X, in your filing. In addition, please tell us your consideration as to
whether or not the acquisition of the MDNA assets, as disclosed in
 Amro Albanna
Aditxt, Inc.
February 12, 2024
Page 2
      your December 31, 2023 and January 9, 2024 Form 8-Ks, would require pro forma information and financial statements to be included in your filing.
General

2. Please tell us how you have revised your registration statement to provide all disclosure required by Form S-1. For example, please tell us how you satisfied the disclosure requirements of Form S-1 Item 11(b), (c) and (i), and Item 11(l) with respect to the information required by paragraph (e)(4) of Item 407 of Regulation S-K, or revise your registration statement as appropriate. We also note the disclosures in your Form 8-Ks filed on January 30, 2024.
       Please contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,
FirstName LastNameAmro Albanna
                                                           Division of
Corporation Finance
Comapany NameAditxt, Inc.
                                                           Office of Life
Sciences
February 12, 2024 Page 2
cc:       Sean F. Reid, Esq.
FirstName LastName